NO ACT

PE
12-14-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005711

February 7, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-7-11

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: General Electric Company
Incoming letter dated December 14, 2010

Dear Mr. Mueller:

This is in response to your letter dated December 14, 2010 concerning the shareholder proposal submitted to GE by Dan Farcasiu, Malvina Farcasiu, Ion V. Nicolaescu, Francis H. Gilroy, and Jane I. Gilroy. We also have received a letter from Dan Farcasiu dated December 21, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Dan and Malvina Farcasiu

*** FISMA & OMB Memorandum M-07-16 ***

Ion V. Nicolaescu

*** FISMA & OMB Memorandum M-07-16 ***

Francis H. and Jane I. Gilroy

*** FISMA & OMB Memorandum M-07-16 ***

February 7, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 14, 2010

The proposal requests that the board "take steps to assure that all products in which General Electric is involved and that have used in research, development, manufacture, or testing, cells or materials taken from human embryos or fetuses, carry on their label the information that embryonic/fetal cells/materials were used in research, development, manufacture, or testing, as appropriate."

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to GE's ordinary business operations. In this regard, we note that the proposal relates to the manner in which GE labels particular products. Proposals concerning the manner in which a company sells particular products are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

Sincerely,

/Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 21, 2010 10:45 PM
To: shareholderproposals
Cc: lori.zyskowski@ge.com
Subject: Shareholder Proposal to General Electric Co.
Attachments: sec010b.pdf; sec010b3.pdf

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549

December 21, 2010

Re: *General Electric Company*
Shareowner Proposal of Dan Farcasiu, et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

I am sending this letter following a telephone conversation with Mr. Matt McNair of your office. The call, and thus the letter, is prompted by the communication that you received from the law firm Gibson Dunn, signed by Ronald O. Mueller of their Washington, DC, office, referring to the shareowner proposal cited above. The communication offers arguments for the request that the SEC concur with General Electric (GE) in excluding the cited proposal from its 2011 Proxy materials.

This letter intends to show that Mr. Mueller's arguments are faulty and, therefore, that his request should be denied and the proposal should be included in GE's proxy materials.

First, the refusal to make the requested disclosure indicates that (and would make sense if) the disclosure would affect adversely the operation of the company. (That is the case, for instance, with proprietary information.) GE, however, has publicized itself the information that we request to be disclosed, in press releases, for example one to CNSNews TV, on Thursday, July 09, 2009, a part of which is:

> GE Healthcare, the medical research subsidiary of General Electric, has formed a partnership with a leading U.S. biotech company to develop products based on human embryonic stem cells that can be used to develop new drugs.
> On June 30, GE Healthcare and Geron Corporation announced a multi-year alliance where Geron will provide GE scientists with an undisclosed amount of human embryonic stem cells.
> The human cells will be used "to develop and commercialize cellular assay products derived from human embryonic stem cells (hESCs) for use in drug discovery, development and toxicity screening," according to a news release.
> GE Healthcare, which is based in Britain, hopes that human embryonic testing will spare lab rats from having potentially toxic drugs in or on the animals.
> "This could replace, to a large extent, animal trials," Konstantin Fiedler, general manager of cell technologies at GE Healthcare, told Reuters.
> "Once you have human cells and you can get them in a standardized way, like you get right now, your lab rats in a standardized way, you can actually do those experiments on those cells," he added.
> Cells derived from Human Embryonic Stem Cells "have similar attributes to their counterparts in the body, and can therefore be used to predict many pharmacological characteristics of a drug candidate," according to the Geron/GE news release. . .

The full text is found at *http://www.cnsnews.com/public/content/article.aspx?RsrcID=50744*

The release of the communique and its tone indicate that GE considered that publicizing its involvement is, if anything, beneficial to its business. The sudden change in GE's position is puzzling.

The crux of Mr. Mueller's argument (*cf.* his **Arguments based on Rule 16a-8(i)(7)**) is that the "Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations," as explained in the Commission release accompanying the 1998 amendments to Rule 14a-8, granting that a proposal is not excludable if it addresses a significant policy issue. He notes that the ability to make decisions in the matter of labeling cannot be delegated to shareowners, because "such marketing efforts . . have the . . benefit of communicating the value and appropriate use of the Company's products to . . consumers."

The proponents *are* consumers; in fact, they are representatives of a large class of consumers that consider the requested information of great importance. For instance, to test the consumer interest, a petition requesting that labels of commercial products indicate whether materials of embryonic or fetal origin have been used at any times, was circulated in two counties of New York State and collected more than 19,000 signatures. (These are in our possession). Concomitantly, labeling as requested will also benefit those consumers adverse to the use of animals for product testing, which the press release cited above shows to be a concern for GE.

The data given in the previous paragraph, added to a plethora of information available in the public domain, refute the assertion of Mr, Mueller that "the Proposal is clearly distinguishable from the Food Labeling Proposals, because the Proposal does not focus on a significant social policy issue."

The examples of proposals in our area of concern that Mr. Mueller gives as having being ruled by SEC as excludable had, without exception, attempted to prevent companies from *using* fetal and embryonic materials in research or manufacture. Our proposal is different from them and *exactly* of the kind that SEC has ruled *not* excludable, as cited by Mr. Mueller:

> ". . *e.g., Tyson Foods (Recon.)* (avail. Dec. 15, 2009) (proposal requesting that the company adopt policies in its hog operations that would phase out the routine use of animal feed containing antibiotics); *PepsiCo. Inc.* (Mar. 2, 2007) (proposal requesting that the board adopt a policy to identify and label all food products manufactured or sold by the company under the company's brand names or private labels that may contain genetically-engineered ingredients); *Kroger Co.* (Apr. 12, 2002) (same); *Quaker Oats Co.* (avail. Mar. 28, 2000) (proposal requesting, in part, that the company label products that contain genetically modified crops and organisms); *McDonald's Corp.* (Mar. 22, 2000) (same) (collectively, the "Food Labeling Proposals").

The identity of purpose of our proposal with the proposals requesting that labels disclose the presence of genetically modified ingredients is striking.

All the examples chosen by Mr. Mueller in his *Part C* refer to proposals seeking to change the way in which companies conduct business, that is, to *internal* matters and as such are irrelevant to our case. Our proposal, like those at *PepsiCo*, *Kroger*, *Quaker Oats*, and *McDonalds* (above) addresses the interaction of the company with consumers.

The argument presented in Mr. Mueller's *Part B* is a red herring. The examples given refer to proposals seeking to prohibit, request, or otherwise control the spending and investment decisions of companies. Our proposal does not affect the financing, lending and investment decisions of GE and does not make GE Capital answerable for the decisions of the companies that are financed by it. The special cases in which GE may lend capital for the *stated* purpose of using embryonic and fetal issues are so few, if at all, that they cannot affect in any substantive way the ordinary business undertakings of the Corporation.

The request to exclude Francis H. Gillroy and Jane I. Gilroy as co-proponents (cf. **Section II. The Gilroys May Be Excluded** . . in Mr. Mueller's letter) has no bearing on whether our proposal should be included in the proxy materials

In conclusion, the request made by Mr. Mueller on behalf of GE Corporation refering to our proposal for the 2011 Annual Meeting of GE Shareholders should be rejected.

With best wishes,

Dr. Dan Farcasiu

cc: Lori Zyskowski, General Electric Company;
Malvina Farcasiu,
Ion V. Nicolaescu,
Francis H. Gilroy,
Jane I. Gilroy

Notes (post scriptum):

1. For a hard copy, the letter in *pdf* format is attached. The last page ***with signature***, was scanned and is attached as well.
2. Please confirm receipt, by E-mail.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Washington, DC 20549

December 21, 2010

Re: *General Electric Company*
Shareowner Proposal of Dan Farcasiu, et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

I am sending this letter following a telephone conversation with Mr. Matt McNair of your office. The call, and thus the letter, is prompted by the communication that you received from the law firm Gibson Dunn, signed by Ronald O. Mueller of their Washington, DC, office, referring to the shareowner proposal cited above. The communication offers arguments for the request that the SEC concur with General Electric (GE) in excluding the cited proposal from its 2011 Proxy materials.

This letter intends to show that Mr. Mueller's arguments are faulty and, therefore, that his request should be denied and the proposal should be included in GE's proxy materials.

First, the refusal to make the requested disclosure indicates that (and would make sense if) the disclosure would affect adversely the operation of the company. (That is the case, for instance, with proprietary information.) GE, however, has publicized itself the information that we request to be disclosed, in press releases, for example one to CNSNews TV, on Thursday, July 09, 2009, a part of which is:

> GE Healthcare, the medical research subsidiary of General Electric, has formed a partnership with a leading U.S. biotech company to develop products based on human embryonic stem cells that can be used to develop new drugs.
>
> On June 30, GE Healthcare and Geron Corporation announced a multi-year alliance where Geron will provide GE scientists with an undisclosed amount of human embryonic stem cells.
>
> The human cells will be used "to develop and commercialize cellular assay products derived from human embryonic stem cells (hESCs) for use in drug discovery, development and toxicity screening," according to a news release.
>
> GE Healthcare, which is based in Britain, hopes that human embryonic testing will spare lab rats from having potentially toxic drugs in or on the animals.
>
> "This could replace, to a large extent, animal trials," Konstantin Fiedler, general manager of cell technologies at GE Healthcare, told Reuters.
>
> "Once you have human cells and you can get them in a standardized way, like you get right now, your lab rats in a standardized way, you can actually do those experiments on those cells," he added.
>
> Cells derived from Human Embryonic Stem Cells "have similar attributes to their counterparts in the body, and can therefore be used to predict many pharmacological characteristics of a drug candidate," according to the Geron/GE news release...
>
> The full text is found at *http://www.cnsnews.com/public/content/article.aspx?RsrcID=50744*

The release of the communiqué and its tone indicate that GE considered that publicizing its involvement is, if anything, beneficial to its business. The sudden change in GE's position is puzzling.

The crux of Mr. Mueller's argument (*cf.* his **Arguments based on Rule 16a-8(i)(7)**) is that the "Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations," as explained in the Commission release accompanying the 1998 amendments to Rule 14a-8, granting that a proposal is not excludable if it addresses a significant policy issue. He notes that the ability to make decisions in the matter of labeling cannot be delegated to shareowners, because "such marketing efforts . . have the . . benefit of communicating the value and appropriate use of the Company's products to . . consumers."

The proponents *are* consumers; in fact, they are representatives of a large class of consumers that consider the requested information of great importance. For instance, to test the consumer interest, a petition requesting that labels of commercial products indicate whether materials of embryonic or fetal origin have been used at any times, was circulated in two counties of New York State and collected more than 19,000 signatures. (These are in our possession). Concomitantly, labeling as requested will also benefit those consumers adverse to the use of animals for product testing, which the press release cited above shows to be a concern for GE.

The data given in the previous paragraph, added to a plethora of information available in the public domain, refute the assertion of Mr, Mueller that "the Proposal is clearly distinguishable from the Food Labeling Proposals, because the Proposal does not focus on a significant social policy issue."

The examples of proposals in our area of concern that Mr. Mueller gives as having being ruled by SEC as excludable had, without exception, attempted to prevent companies from *using* fetal and embryonic materials in research or manufacture. Our proposal is different from them and *exactly* of the kind that SEC has ruled *not* excludable, as cited by Mr. Mueller:

> ". . *e.g., Tyson Foods (Recon.)* (avail. Dec. 15, 2009) (proposal requesting that the company adopt policies in its hog operations that would phase out the routine use of animal feed containing antibiotics); *PepsiCo. Inc.* (Mar. 2, 2007) (proposal requesting that the board adopt a policy to identify and label all food products manufactured or sold by the company under the company's brand names or private labels that may contain genetically-engineered ingredients); *Kroger Co.* (Apr. 12, 2002) (same); *Quaker Oats Co.* (avail. Mar. 28, 2000) (proposal requesting, in part, that the company label products that contain genetically modified crops and organisms); *McDonald's Corp.* (Mar. 22, 2000) (same) (collectively, the "Food Labeling Proposals").

The identity of purpose of our proposal with the proposals requesting that labels disclose the presence of genetically modified ingredients is striking.

All the examples chosen by Mr. Mueller in his *Part C* refer to proposals seeking to change the way in which companies conduct business, that is, to *internal* matters and as such are irrelevant to our case. Our proposal, like those at *PepsiCo, Kroger, Quaker Oats,* and *McDonalds* (above) addresses the interaction of the company with consumers.

The argument presented in Mr. Mueller's *Part B* is a red herring. The examples given refer to proposals seeking to prohibit, request, or otherwise control the spending and investment decisions of companies. Our proposal does not affect the financing, lending and investment decisions of GE and does not make GE Capital answerable for the decisions of the companies that are financed by it. The special cases in which GE may lend capital for the *stated* purpose of using embryonic and fetal issues are so few, if at all, that they cannot affect in any substantive way the ordinary business undertakings of the Corporation.

The request to exclude Francis H. Gillroy and Jane I. Gilroy as co-proponents (cf. **Section II. The Gilroys May Be Excluded** . . in Mr. Mueller's letter) has no bearing on whether our proposal should be included in the proxy materials.

In conclusion, the request made by Mr. Mueller on behalf of GE Corporation refering to our proposal for the 2011 Annual Meeting of GE Shareholders should be rejected.

With best wishes,

Dr. Dan Farcasiu

*** FISMA & OMB Memorandum M-07-16 ***

cc: Lori Zyskowski, General Electric Company;
Malvina Farcasiu,
Ion V. Nicolaescu,
Francis H. Gilroy,
Jane I. Gilroy

it. The special cases in which GE may lend capital for the *stated* purpose of using embryonic and fetal issues are so few, if at all, that they cannot affect in any substantive way the ordinary business undertakings of the Corporation.

The request to exclude Francis H. Gillroy and Jane I. Gilroy as co-proponents (cf. **Section II. The Gilroys May Be Excluded . .** in Mr. Mueller's letter) has no bearing on whether our proposal should be included in the proxy materials.

In conclusion, the request made by Mr. Mueller on behalf of GE Corporation refering to our proposal for the 2011 Annual Meeting of GE Shareholders should be rejected.

With best wishes,



Dr. Dan Farcasiu

*** FISMA & OMB Memorandum M-07-16 ***

cc: Lori Zyskowski, General Electric Company;
Malvina Farcasiu,
Ion V. Nicolaescu,
Francis H. Gilroy,
Jane I. Gilroy

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 32016-00092

December 14, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Dan Farcasiu, et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (collectively, the "2011 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof submitted by Dan Farcasiu and Malvina Farcasiu, Ion V. Nicolaescu, and Francis H. Gilroy and Jane I. Gilroy (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: That the Board of directors take steps to assure that all products in which General Electric is involved and that have used in research, development, manufacture, or testing, cells or materials taken from human embryos or fetuses, carry on their label the information that embryonic/fetal cells/materials were used in research, development, manufacture, or testing, as appropriate.

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations. Alternatively, should the Staff not concur that the Proposal is excludable pursuant to Rule 14a-8(i)(7), we respectfully request that the Staff concur in our view that the Company may exclude Francis H. Gilroy and Jane I. Gilroy as co-proponents under Rule 14a-8(f)(1) because they failed to substantiate their eligibility to submit the Proposal under Rule 14a-8(b).

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). As discussed below, the Proposal implicates both of these considerations and may be omitted as relating to the Company's ordinary business operations.

A. The Proposal Is Excludable Because It Deals With A Matter Relating To The Company's Ordinary Business Operations, Namely The Labeling Of Particular Products.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it attempts to micro-manage the Company's advertising and product labeling. The ability to make decisions about marketing the Company's products is a fundamental component of management's control of the Company's day-to-day operations, which control is delegated to the Company's management (as opposed to its shareowners) by the laws of the state of the Company's incorporation. *See* Business Corporation Law of the State of New York § 701 ("Subject to any provision in the certificate of incorporation . . . the business of a corporation shall be managed under the direction of its board of directors . . . "). The Proposal cites a partnership formed between GE Healthcare, a subsidiary of the Company, and a biotech company "to develop products based on human embryonic stem cells that can be used to develop new drugs" and seeks labeling of those products, among other products "in which General Electric is involved." By requesting the labeling of products based on human embryonic stem cells developed by GE Healthcare's partnership, the Proponents are seeking to dictate to the Company what it considers to be the appropriate labeling of a product. Decisions concerning the labeling of products are inherently the responsibility of management based on complex considerations outside of the expertise of shareowners. The ability to make such decisions is fundamental to management's ability to control the operations of the Company and, as such, is not appropriately delegated to shareowners. For example, such marketing efforts also have the intended benefit of communicating the value and appropriate use of the Company's products to doctors, pharmaceutical purchasers and consumers.

The Staff has consistently concurred that decisions regarding the sale, content or presentation (including labeling) of a particular product are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7), unless a significant policy issue is involved in the manufacture of that product. *See, e.g., Campbell Soup Co.* (avail. Aug. 21, 2009) (proposal requesting that the company label its products with specific health information); *Coca Cola Co.* (avail Jan. 22, 2007) (proposal requesting, in part, that the company adopt specific requirements relating to the labeling of its caffeinated beverages); *Walgreen Co.* (avail. Oct. 13, 2006) (proposal to provide a report characterizing the ingredients of the company's private label cosmetics and personal care products). Only in limited circumstances when proposals implicate the production of a product that raises significant policy issues that were beyond the scope of a company's ordinary business operations, the Staff has not concurred in excluding the proposal. *See, e.g., Tyson Foods (Recon.)* (avail. Dec. 15, 2009) (proposal requesting that the company adopt policies in its hog operations that would phase out the routine use of animal feed containing antibiotics); *PepsiCo. Inc.* (Mar. 2, 2007) (proposal requesting that the board adopt a policy to identify and label all food products manufactured or sold by the company under the company's brand names or private labels that may contain genetically-engineered ingredients); *Kroger Co.* (Apr. 12, 2002) (same); *Quaker Oats Co.* (avail. Mar. 28, 2000) (proposal requesting, in part, that the company label products that contain genetically modified crops and organisms); *McDonald's Corp.* (Mar. 22, 2000) (same) (collectively, the "Food Labeling Proposals"). In the 1998 Release, the Staff clarified that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

The Proposal is clearly distinguishable from the Food Labeling Proposals, because the Proposal does not focus on a significant social policy issue. The Staff has for many years consistently concurred in the exclusion of proposals involving stem cell research as relating to ordinary business operations. *See, e.g., Pfizer Inc.* (avail. Feb. 14, 2008) (concurring in the exclusion of a proposal requesting, in part, the formation of a committee "to more fully explore the ethical and business implications of further research involving cells or cell lines that are the result of the destruction of human embryos"); *Johnson & Johnson* (avail. Feb. 24, 2006) (concurring in the exclusion of a proposal requesting the formation of a "Scientific Integrity Committee to develop, analyze and implement policies, procedures and programs to assure research integrity and detect, investigate and prevent research misconduct"); *Merck & Co.* (avail. Jan. 23, 1997) (concurring in the exclusion of a proposal requesting the formation of a committee "to study ways to eliminate the use of human fetal tissue obtained from elective abortions in the research, development and testing of the [c]ompany's products"); *Hospital Corp. of America* (avail. Feb. 12, 1986) (concurring in the exclusion of a proposal seeking to prohibit the performance of abortions at the company's facilities). Consistent with the Staff letters described above, the Proposal does not focus on a significant social policy issue. Accordingly, because the Proposal relates to the Company's labeling decisions and does not raise a significant social policy issue, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. The Proposal Is Excludable Because It Relates To The Company's Financing, Lending And Investment Decisions.

The Proposal implicates other ordinary business aspects of the Company's operations even apart from its implications for the Company's product labeling determinations. The Proposal requests that the Company's board of directors take steps to assure that "all products in which the [Company] is involved" that also involve embryonic/fetal cells/materials in research, development, manufacture or testing be labeled accordingly. The Proposal seeks to implicate any "products in which [the Company] is involved," and thus affects situations where the Company is solely "involved" in the ordinary course of its business.

In addition to the lines of business referred to in the Proposal, the Company is "involved" in meeting the financial needs of over 100 million customers across the globe, with products and services that range from consumer lending to financial solutions for businesses of all sizes. The Company's GE Capital business segment (formerly the Company's Capital Finance business segment), which accounted for approximately 32% of the Company's consolidated revenues in 2009, offers a broad range of financial products and services worldwide, including commercial loans and leases, fleet management and other financial services. During 2009, GE Capital provided $72 billion of new financings in the U.S. to various companies, infrastructure projects and municipalities and provided credit to approximately 14,200 new commercial customers and 40,000 new small businesses in the U.S. The Company is thus "involved" in providing financial services and extending credit to customers that in the course of their operations "have used in research, development, manufacture, or testing, cells or materials taken from human embryos or fetuses." For example, GE Capital's Healthcare Financial Services arm provides financing to the healthcare industry, with investments in more than 30 sub-sectors including long-term care, hospitals, pharmaceuticals, and medical devices, reflecting its industry expertise in real estate finance, corporate finance, life science finance and equipment finance. GE Capital also maintains an equity investment fund that makes investments in highly promising healthcare technology companies globally that have innovative technologies aligned with the strategic objectives of GE Healthcare and the Company's global healthymagination initiative. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to ordinary business operations because it attempts to micro-manage the Company's financing, lending and investment decisions with respect to these customers and investments. As discussed below, financing, lending and investment decisions are exactly the types of complex issues that the ordinary business exclusion is designed to remove from shareowner decision-making.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareowner proposals relating to investment decisions based on the fact that investment decisions are "ordinary business operations." *See, e.g.*, *Minnesota Corn Processors, LLC* (avail. Apr. 3, 2002) (concurring in the exclusion of a proposal recommending that the company build a new corn processing plant); *General Dynamics Corp.* (avail Mar. 23, 2000) (concurring in the exclusion of a proposal recommending that the company obtain precious metals without relinquishing its current cash and mineral reserves and suggesting options to do so); *Allis-Chalmers Corp.* (avail. Mar. 3, 1982) (concurring in the exclusion of a proposal requiring the company to invest in existing assets as opposed to expending money on the acquisition of new assets); *Sears Roebuck & Co.* (avail. Mar. 6, 1980) (concurring in the exclusion of a proposal requesting that the board of directors adopt a policy that would favor the placement of stores in certain geographic areas). In *Allis-Chalmers Corp.*, the company argued that "the information necessary to evaluate [how revenue should be spent and how company assets should be utilized] simply is not available to stockholders nor is a stockholder meeting an appropriate forum for a decision of that nature." The Staff concurred in the exclusion of the proposal because it "direct[ed] management to take action with respect to a matter relating to the control of the [c]ompany's ordinary business operations (i.e., the decision to restrict investment to existing facilities)." *Allis-Chalmers Corp.* (avail. Mar. 3, 1982). Similarly, the Company's shareowners do not have the information necessary to evaluate the potential investment returns of GE Capital's investment in particular customers nor is a shareowner meeting the appropriate forum in which to address such a matter. Further, courts have taken the position that investment decisions are "ordinary business operations." *See also, e.g., Grimes v. Centerior Energy Corp.*, 909 F.2d 529, 532 (D.C. Cir. 1990) (affirming the company's decision to exclude, pursuant to then Rule 14a-8(c)(7), a proposal to amend the company's articles of incorporation to prevent the company from making any capital or construction expenditures in excess of dividends paid to the common shareowners without prior shareowner consent).

In addition, the Staff has recognized that policies applied in making financing and credit decisions are particularly complex business operations about which shareowners are not in a position to make an informed judgment. In *BankAmerica Corp.* (avail. Feb. 18, 1977), the Staff noted that "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the [c]ompany's principal businesses and part of its everyday business operations." *See also, e.g., Mirage Resorts, Inc.* (avail. Feb. 18, 1997) (concurring in the exclusion of a proposal relating to business relationships and extensions of credit); *BankAmerica Corp.* (avail. Mar. 23, 1992) (concurring in the omission of a proposal dealing with the extension of credit and decisions and policies regarding the extension of credit).

In Staff Legal Bulletin No. 14E (October 27, 2009), the Staff stated that even in cases in which a proposal's underlying subject matter raises significant policy issues, the proposal generally will be excludable under Rule 14a-8(i)(7) unless a sufficient nexus exists between the nature of the proposal and the company. In this context, the Staff has concurred that even if significant policy issues may be implicated by the activities of a financial institution's customers, those issues ordinarily will not have a sufficient nexus with the financial institution's activities as to raise significant policy considerations. Thus, in *Bank of America* (avail. Feb. 24, 2010) and *JPMorgan Chase* (avail. Mar. 12, 2010), the Staff concurred in the exclusion under Rule 14a-8(i)(7) of proposals addressing those companies' provision of financing to other companies engaged in mountain top removal coal mining as addressing matters beyond the environmental impact of the companies' finance decisions, such as decisions concerning customer relations or the sale of particular services.

The foregoing letters are consistent with a long line of precedent in which the Staff has concurred that, when a company is not the manufacturer of a product, the advertising, labeling or sale of the product does not have a sufficient nexus to potential policy concerns relating to the product. *See, e.g., Lowe's Cos.* (avail. Mar. 18, 2010) (concurring in the exclusion of a proposal requesting the retailers label glue traps sold in their stores); *Home Depot, Inc.* (avail. Mar. 12, 2010) (same); *Wal-Mart Stores, Inc.* (avail. Mar. 9, 2001) (proposal to stop selling handguns and ammunition); *Albertson's, Inc.* (avail. Mar. 18, 1999) (proposal to stop selling, advertising or promoting tobacco products). Similarly in the case of the Proposal, GE Capital is not a manufacturer of products that "have used in research, development, manufacture, or testing, cells or materials taken from human embryos or fetuses," but instead is involved in offering access to financing and capital to customers that may manufacture such products. Although its activities result in GE Capital being "involved" with products addressed in the Proposal, there is not a sufficient nexus between those products and GE Capital's business. Thus, consistent with the Staff letters described above and applicable case law, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as a matter of the Company's ordinary business operations because it relates to financing, lending and investment decisions.

C. *Regardless Of Whether The Proposal Involves A Significant Policy Issue, The Proposal Is Excludable As Relating To Ordinary Business Matters.*

The precedent set forth above supports our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). Consistent with the 1998 Release, the Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, regardless of whether it also touches upon a significant social policy issue. For example, in *General Electric Co.* (avail. Feb. 3, 2005), the Staff concurred that a proposal relating to "the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries" was excludable under Rule 14a-8(i)(7) as relating to "management of the workforce" even though the proposal also related to offshore relocation of jobs. Likewise, in the *Bank of America* and *JPMorgan Chase* letters cited above, the Staff concurred that the proposals could be excluded because one aspect of them implicated the banks' ordinary business.

The Staff also has concurred that a shareholder proposal addressing a number of issues is excludable when some of the issues implicate a company's ordinary business operations. For example, in *General Electric Co.* (avail. Feb. 10, 2000), the Staff concurred that the Company could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the General Electric Pension Trust to determine executive compensation, and (iii) use funds from the trust only as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters, namely the choice of accounting methods. Similarly, in *Union Pacific Corp.* (avail. Feb. 21, 2007), a proposal requesting information on the company's efforts to minimize financial risk arising from a terrorist attack or other homeland security incidents was found excludable in its entirety as relating to the evaluation of risk, regardless of whether potential terrorism and homeland security raised significant social policy concerns. *See also Fluor Corp.* (avail. Feb. 3, 2005) (proposal requesting a statement regarding the offshore relocation of jobs, previously found by the Staff to constitute a significant social policy, was nonetheless excludable because the proposal also sought information regarding the ordinary business matters of job loss and job elimination as a distinct and separate element); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

As discussed above, the Proposal relates to ordinary business issues, including the Company's customer relations and the Company's product labeling and financing, lending and investment activities. Thus, under the precedents discussed above, the Proposal is excludable under Rule 14a-8(i)(7) regardless of whether the Proposal also touches upon a significant policy issue.

II. The Gilroys May Be Excluded As Co-Proponents Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because They Failed To Establish The Requisite Eligibility To Submit The Proposal.

In the event that the Staff does not concur that the Proposal is excludable pursuant to Rule 14a-8(i)(7), the Company may exclude Francis H. Gilroy and Jane I. Gilroy (the "Gilroys") as co-proponents under Rule 14a-8(f)(1) because they failed to substantiate their eligibility to submit the Proposal under Rule 14a-8(b).

A. Background

The Gilroys submitted a letter dated November 4, 2010, which the Company received on November 8, 2010, indicating their intent to co-file the Proposal (the "Gilroys' Letter"). *See* Exhibit A. The Gilroys did not include with the Gilroys' Letter any documentary evidence of their ownership of Company shares and did not include a statement that they intended to hold Company shares through the date of the Company's 2011 Annual Meeting of Shareowners. In addition, the Company reviewed its stock records, which did not indicate that the Gilroys were the record owner of any shares of Company securities.

Accordingly, the Company sought verification from the Gilroys of their eligibility to submit the Proposal. On November 12, 2010, which was within 14 calendar days of the Company's receipt of the Proposal, the Company sent a letter via FedEx notifying the Gilroys of the requirements of Rule 14a-8 and how the Gilroys could cure the procedural deficiencies (the "Deficiency Notice"). The Deficiency Notice, a copy of which is attached hereto as Exhibit B, stated:

- the ownership requirements of Rule 14a-8(b);
- according to the Company's stock records, the Gilroys were not record owners of sufficient shares;
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Gilroys were required to provide a written statement of their intent to continue to hold the shares through the Company's 2011 Annual Meeting of Shareowners;
- that the Gilroys' response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Gilroys received the Deficiency Notice; and
- that a copy of the shareowner proposal rules set forth in Rule 14a-8 was enclosed.

FedEx records confirm delivery of the Deficiency Notice at 1:23 p.m. on November 15, 2010. *See* Exhibit C. As of the date of this letter, the Gilroys have not responded to the Deficiency Notice.

B. Analysis

The Company may exclude the Gilroys as proponents under Rule 14a-8(f)(1) because the Gilroys did not substantiate their eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareowner is not the registered holder, the shareowner "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareowner may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). In addition, Rule 14a-8(b)(2) provides that a shareowner must "provide the company with a written statement that [the shareowner] intend[s] to continue to hold the securities through the date of the meeting of shareholders."

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which included the information listed above. *See* Exhibit B.

On numerous occasions the Staff has permitted the exclusion of a shareowner proposal based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Union Pacific Corp.* (avail. Jan. 29, 2010) (concurring with the exclusion of a shareowner proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Time Warner Inc.* (avail. Feb. 19, 2009); *Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Moody's Corp.* (avail. Mar. 7, 2002). *See also Rite Aid Corp.* (avail. Mar. 26, 2009) (concurring with the exclusion of a shareowner proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that the proponent failed to respond to the company's request for a "written statement that the proponent intends to hold its company stock through the date of the shareholder meeting"); *Excelon Corp.* (avail. Feb. 23, 2009); *Fortune Brands, Inc.* (avail. Feb. 12, 2009).

Moreover, the Staff has consistently allowed a company to exclude a co-proponent of a proposal where that co-proponent failed to satisfy the eligibility requirements of Rule 14a-8(b) and Rule 14a-8(f)(1). *See Chesapeake Energy Corp.* (avail. Apr. 13, 2010); *Wells Fargo & Co.* (avail. Feb. 23, 2006) (in each case, concurring with the exclusion of a co-proponent because that proponent failed to provide satisfactory evidence of its eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1)).

Despite the Deficiency Notice, the Gilroys have failed to provide evidence satisfying the ownership requirements of Rule 14a-8(b) and a written statement of their intent to continue to hold the requisite amount of the Company's shares through the date of the 2011 Annual Meeting of Shareholders. Accordingly, in the event that the Staff does not concur that the Proposal is excludable pursuant to Rule 14a-8(i)(7), we ask that the Staff concur that the Company may exclude the Gilroys as co-proponents under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Corporate and Securities Counsel, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Lori Zyskowski, General Electric Company
Dan Farcasiu
Malvina Farcasiu
Ion V. Nicolaescu
Francis H. Gilroy
Jane I. Gilroy

Exhibit A

RECEIVED

NOV 03 2010

B. B. DENNISTON

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

1 November 2010

Dear Mr. Denniston:

Following is a stockholder resolution which is being submitted for a vote at the GE annual stockholder meeting in 2011.

WHEREAS GE Healthcare, the medical research subsidiary of General Electric, has formed a partnership with a leading U.S. biotech company to develop products based on human embryonic stem cells that can be used to develop new drugs and

WHEREAS many people do not wish to use drugs or any other commercial products manufactured or developed in that manner.

RESOLVED: That the Board of directors take steps to assure that all products in which General Electric is involved and that have used in research, development, manufacture, or testing, cells or materials taken from human embryos or fetuses, carry on their label the information that embryonic/fetal cells/materials were used in research, development, manufacture, or testing, as appropriate.

SUPPORTING STATEMENT: The resolution text is self-explanatory. One can also note that:
(1) Providing information relating to content is common today and is essential to protect the freedom of choice of consumers. An informed consumer is the best consumer.
(2) It is fundamental to American democracy that the interests of all individuals be protected, a goal especially easy to achieve when, as it is the case here, it imposes no costs on any with divergent interests.

This resolution is also being introduced by Mr. Ion Nicolaescu, ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** and Mr. Dan Suciu, ***FISMA & OMB Memorandum M-07-16*** who will communicate with you directly.

With best wishes,



Dan Farcasiu and Malvina Farcasiu

FISMA & OMB Memorandum M-07-16

Joint owners of you GE shares

RECEIVED

NOV 05 2010

B. B. DENNISTON III

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

November 1, 2010

Dear Mr. Denniston:

Following is a stockholder proposal which is being submitted for vote at the GE annual stockholder meeting in 2011.

WHEREAS GE Healthcare, the medical research subsidiary of General Electric, has formed a partnership with a leading U.S. biotech company to develop products based on human embryonic stem cells that can be used to develop new drugs and

WHEREAS many people do not wish to use drugs or any other commercial products manufactured or developed in that manner.

RESOLVED: That the Board of Directors take steps to assure that all products in which General Electric is involved and that have used, in research, development, manufacture, or testing, cells or materials taken from human embryos or fetuses, carry on their label the information that embryonic/fetal cells/materials were used in research, development, manufacture, or testing, as appropriate.

SUPPORTING STATEMENT: The text of the resolution is self-explanatory. One can also note that:

(1) Providing information relating to content is common today and is essential to protect the freedom of choice of consumers. An informed consumer is the best consumer.

(2) It is fundamental to American democracy that the interests of all individuals be protected, a goal especially easy to achieve when, as it is the case here, it imposes no costs on any with divergent interests.

This resolution is also being introduced by Dr. Dan Farcasiu, of ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,



Ion V. Nicolaescu
FISMA & OMB Memorandum M-07-16
owner of 1582 GE Stock Fund shares

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

RECEIVED
NOV 08 2010
B. B. DENNISTON III

November 4, 2010

Dear Mr. Denniston:

Following is a stockholder proposal, which is being submitted for vote at the GE annual stockholder meeting in 2011.

WHEREAS GE Healthcare, the medical research subsidiary of General Electric, has formed a partnership with a leading U.S. biotech company to develop products based on human embryonic stem cells that can be used to develop new drugs and
WHEREAS many people do not wish to use drugs or any other commercial products manufactured or developed in that manner.

RESOLVED: That the Board of Directors take steps to assure that all products in which General Electric is involved and that have used, in research, development, manufacture, or testing, cells or materials taken from human embryos or fetuses, carry on their label the information that embryonic/fetal cells/materials were used in research, development, manufacture, or testing, as appropriate.

SUPPORTING STATEMENT: The text of the resolution is self-explanatory. One can also note that:

(1) Providing information relating to content is common today and is essential to protect the freedom of choice of consumers. An informed consumer is the best consumer.

(2) It is fundamental to American democracy that the interests of all individuals be protected, a goal especially easy to achieve when, as it is the case here, it imposes no costs on any with divergent interests.

This resolution is also being introduced by Dr. Dan Farcasiu, of ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,




Francis H. Gilroy   Jane I. Gilroy

FISMA & OMB Memorandum M-07-16

Joint owners of 250 GE shares



Lori Zyskowski
Corporate & Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2227
F 203 373 3079
lori.zyskowski@ge.com

November 12, 2010

VIA OVERNIGHT MAIL
Dan Farcasiu and Malvina Farcasiu

FISMA & OMB Memorandum M-07-16

Dear Mr. and Ms. Farcasiu:

I am writing on behalf of General Electric Co. (the "Company"), which received on November 3, 2010 your letter giving notice of your intent to present a shareowner proposal co-sponsored with Ion Nicolaescu at the Company's 2011 Annual Meeting of Shareowners (the "Proposal"). It is unclear from your letter whether you were providing this notice pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 or pursuant to the advance notice provisions of the Company's By-Laws.

If you were providing notice pursuant to Rule 14a-8, please note that the Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. Under Rule 14a-8(b), the amount of such shares for which you provide sufficient proof of ownership, together with shares owned by any co-filers who provide sufficient proof of ownership, must have a market value of $2,000, or 1%, of the Company's shares entitled to vote on the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

In addition, under Rule 14a-8(b) of the Exchange Act, a shareowner must provide the Company with a written statement that he or she intends to continue to hold the requisite number of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners. To remedy this defect, you must submit a written statement that you intend to continue holding the requisite number of Company shares through the date of the Company's 2011 Annual Meeting of Shareowners.

The SEC's Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you were providing notice pursuant to the advance notice provisions of the Company's By-Laws, please note that you are required to comply with Article VII of the Company's By-Laws.

It is unclear from your correspondence if there is a lead proponent of the Proposal, and if so whether that person has authority to act on your behalf with respect to your proposal. If so, please include that information in your response to this letter. If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and a copy of the Company's By-Laws.

Sincerely,



Lori Zyskowski

Enclosures

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote

against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Exhibit B



Lori Zyskowski
Corporate & Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2227
F 203 373 3079
lori.zyskowski@ge.com

November 12, 2010

VIA OVERNIGHT MAIL
Francis Gilroy and Jane Gilroy

FISMA & OMB Memorandum M-07-16

Dear Mr. and Ms. Gilroy:

I am writing on behalf of General Electric Co. (the "Company"), which received on November 8, 2010 your letter giving notice of your intent to present a shareowner proposal co-sponsored with Dan Farcasiu at the Company's 2011 Annual Meeting of Shareowners (the "Proposal"). It is unclear from your letter whether you were providing this notice pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 or pursuant to the advance notice provisions of the Company's By-Laws.

If you were providing notice pursuant to Rule 14a-8, please note that the Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. Under Rule 14a-8(b), the amount of such shares for which you provide sufficient proof of ownership, together with shares owned by any co-filers who provide sufficient proof of ownership, must have a market value of $2,000, or 1%, of the Company's shares entitled to vote on the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

In addition, under Rule 14a-8(b) of the Exchange Act, a shareowner must provide the Company with a written statement that he or she intends to continue to hold the requisite number of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners. To remedy this defect, you must submit a written statement that you intend to continue holding the requisite number of Company shares through the date of the Company's 2011 Annual Meeting of Shareowners.

The SEC's Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you were providing notice pursuant to the advance notice provisions of the Company's By-Laws, please note that you are required to comply with Article VII of the Company's By-Laws.

It is unclear from your correspondence if there is a lead proponent of the Proposal, and if so whether that person has authority to act on your behalf with respect to your proposal. If so, please include that information in your response to this letter. If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and a copy of the Company's By-Laws.

Sincerely,



Lori Zyskowski

Enclosures

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote

against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.